UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-42462

MINT INCORPORATION LIMITED

(Translation of registrant’s name into English)

17/F, Wing Kwok Centre, No.182 Woosung Street

Jordan, Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry into A Letter of Intent with AIMO (HK) Limited

On July 17, 2025, Mint Incorporation Limited (the “Registrant”) entered into a non-binding Letter of Intent (the “LOI”) with AIMO (HK) Limited (“AIMO”), a leading robotics company based in Hong Kong. Under the LOI, the Registrant and AIMO (the “Parties”) intend to jointly develop an advanced AI platform focused on delivering high-quality smart patrol robotic solutions for outdoor management. This collaboration represents a major strategic shift for the Registrant, as it ventures into the artificial intelligence and robotics sector for the first time. The Parties agreed not to engage in competing discussions with third parties for a period of 90 days, while the collaboration details will be formalized in a subsequent agreement.

AIMO is renowned for its autonomous mobile platforms that integrate advanced AI technologies. Its flagship products are purpose-built for outdoor environments, addressing the operational needs of enterprises and public sector organizations. In addition to its core product line, AIMO offers bespoke robotic solutions tailored to meet the specific challenges of various outdoor management scenarios such as shopping mall management, public security/ surveillance, property/facility management and open area patrolling. The Registrant believes that this expansion marks a pivotal moment in its evolution. Previously not engaged in AI-related activities, the Registrant is now positioning itself to capitalize on cutting-edge technology trends, addressing increasing demand for intelligent automation in urban infrastructure, environmental monitoring, public safety, and large-scale facility operations. By partnering with AIMO, the Registrant expects it will gain access to proven autonomous mobile technologies and deep industry expertise—accelerating its transformation from a traditional enterprise into a forward-looking innovator.

Forward Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words “believe”, “may”, “intends”, “expect”, “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 17, 2025	Mint Incorporation Limited

	By:	/s/ Hoi Lung CHAN
	Name:	Hoi Lung CHAN
	Title:	Chief Executive Officer and Director

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